THIRD AMENDMENT TO THE BYLAWS OF

PRIME MERIDIAN HOLDING COMPANY

On February 18, 2021, the Board of Directors of Prime Meridian Holding Company (the “Corporation”) amended Article II, Section 9 of the Corporation’s Bylaws to read in its entirety as follows:

ARTICLE II

STOCKHOLDERS

Section 9 – RECORD DATE. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors shall fix in advance a date as the record date for any such determination of shareholders.  Such date in any case shall be not more than 70 days and, in case of a meeting of shareholders, not fewer than 10 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken.  When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply equally to any adjournment.

CERTIFICATION

This Third Amendment to the Bylaws has been adopted by the Board of Directors of Prime Meridian Holding Company on this 18th day of February, 2021, and shall be effective as of said date.

/s/ Sammie D. Dixon, Jr.

Sammie D. Dixon, Jr.

Vice Chairman, Chief Executive Officer, and President